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	June 16, 2009	CLIENT/MATTER NUMBER 044473-0102
VIA EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Banks.com, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 1, 2009 File No. 001-33074

Dear Mr. Gilmore:

        On behalf of Banks.com, Inc. (the “Company”), the following are the Company’s responses to the Staff’s letter of June 2, 2009 containing the Staff’s comments regarding Form 10-K/A filed April 1, 2009. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, Page 34

1.	We note your statement that due to limited resources, you were unable to evaluate the effectiveness of your internal control over financial reporting as of December 31, 2008. Please note that you are required to complete an evaluation in order to maintain full compliance with Section 404(a) of the Sarbanes-Oxley Act of 2002. Further, pursuant to Question 115.02 of Regulation S-K Compliance and Disclosure Interpretations, failure to complete this evaluation renders the annual report materially deficient, and you would not be considered timely or current in your Exchange Act reporting. Upon completion of your evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008, please amend your Form 10-K and revise management’s report accordingly to indicate this evaluation was performed. As part of your response, please explain to us how your management concluded your internal control over financial reporting was not effective at December 31, 2008 given your statement that you were unable to evaluate your internal control over financial reporting at that date.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Patrick Gilmore
June 16, 2009

2.	You indicate that you have established internal control procedures in accordance with the guidelines established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. In your amended Form 10-K, please revise your disclosure to state clearly that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2008 based on the guidelines established by this framework.

Response:	The following responds to comments one and two above. Management conducted a timely evaluation of the effectiveness of its internal controls as of December 31, 2008 based on the guidelines established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, as the Staff has noted, the Company incorrectly stated in its Form 10-K that it was unable to evaluate such effectiveness. Rather, management evaluated the effectiveness of its internal controls but, due primarily to limited personnel, management was unable to conclude that such internal controls were adequate. The Company will file an amendment to its Form 10-K to correct such disclosure.

Item 15. Exhibits and Financial Statement Schedules

3.	We note that you have generated a substantial majority of revenue from InfoSpace, Inc. during fiscal 2008. As it appears your business is substantially dependent on this relationship, please tell us why you have not filed the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:	Despite the significant revenues the Company receives from InfoSpace, Inc., the Company does not believe that it is substantially dependent on this relationship. There are numerous providers of paid search results similar to InfoSpace. As a result, the Company believes that it can replace InfoSpace with another provider without any material adverse effect on its business. This is dissimilar to the Company’s previous relationships with Yahoo! and Ask.com. Yahoo! and Ask.com are among the most significant search engines in the Company’s industry and relationships of this kind are not easily replaced. Accordingly, the Company previously filed with the Commission its agreements with Yahoo! and Ask.com. As described above, the Company did not file with the Commission its agreement with InfoSpace because it believes that there are numerous similar alternative providers available, and therefore, the Company is not substantially dependent on its agreement with InfoSpace.

        In connection with the foregoing, the Company hereby acknowledges that:

Mr. Patrick Gilmore
June 16, 2009

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A filed April 1, 2009;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses.

Very truly yours, /s/ Carolyn T. Long Carolyn T. Long

cc:	Daniel O' Donnell, Chief Executive Officer Banks.com, Inc.